

Integrys Energy Group, Inc.

Second Quarter 2014 Earnings

Released August 6, 2014

Contents



Integrys Energy Group, Inc.

For Immediate Release
August 6, 2014

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group, Inc. Reports Second Quarter 2014 Earnings

Guidance Range for 2014 Diluted EPS - Adjusted is between $3.33 and $3.47

Chicago – August 6, 2014 – Integrys Energy Group, Inc. (NYSE: TEG) recognized earnings on a Generally Accepted Accounting Principles (GAAP) basis and an adjusted basis as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2014	2013	**2014**	2013
GAAP earnings (loss) (millions)	**$7.2**	($5.4)	**$159.6**	$182.1
GAAP diluted earnings (loss) per share	**$0.09**	($0.07)	**$1.98**	$2.29
Adjusted earnings (millions) *	**$16.5**	$35.7	**$156.2**	$175.6
Diluted earnings per share – adjusted *	**$0.20**	$0.45	**$1.94**	$2.20

Adjusted earnings exclude the effects of certain items that are not comparable from one period to the next.

SECOND QUARTER RESULTS

Adjusted earnings decreased $19.2 million from the second quarter of 2013 to the second quarter of 2014. Higher operating expenses at both the natural gas and electric utility segments drove the decrease.

Operating expenses at the natural gas utility segment increased mainly due to higher natural gas distribution costs. These costs were up due to higher repairs and maintenance expense for The Peoples Gas Light and Coke Company due to higher costs to meet existing compliance requirements and to repair leaks. Higher depreciation and amortization expense across the natural gas utilities also contributed to the increase in operating expenses.

---

* This news release includes non-GAAP financial measures. Schedules that provide details on these measures and reconcile these measures to the most comparable GAAP figures are included with this news release.

Increased maintenance costs drove an increase in operating expenses at the electric utility segment, primarily due to planned major outages at Wisconsin Public Service Corporation's Fox Energy Center and Weston 4 plant in 2014.

An increase in Integrys Energy Services' adjusted earnings partially offset the decreases at the utilities, mainly due to the acquisition of Compass Energy Services in May of 2013, as well as growth in existing markets.

EARNINGS FORECAST

Integrys Energy Group's guidance range for 2014 diluted earnings per share on a GAAP basis is $3.77 to $3.91. This guidance assumes the availability of generation units, normal weather conditions for the rest of the year, and ownership of Integrys Energy Services' retail energy business through December 31, 2014. Integrys Energy Group is not estimating the impact of derivative and inventory fair value accounting activities for 2014. The company's guidance range for 2014 diluted earnings per share – adjusted is $3.33 to $3.47.

SUPPLEMENTAL DATA PACKAGE

A supplemental data package has been posted on Integrys Energy Group's website. It includes this news release, as well as financial statements, non-GAAP financial information, guidance information for diluted earnings per share, and quarterly financial information by reportable segment.

CONFERENCE CALL

An earnings conference call is scheduled for 8 a.m. Central time on Thursday, August 7, 2014. The call can be accessed 15 minutes prior to the scheduled start time by dialing 888-788-9425. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. A replay of the conference call will be available through November 5, 2014, by dialing 888-403-4662.

Investors may also listen to the live conference or a replay on Integrys Energy Group's website at http://www.integrysgroup.com/investor/presentations.aspx.

PowerPoint slides will be posted on the website and will be referred to within the prepared remarks during the call. The slides will be available at 6 a.m. Central time on August 7, 2014.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group makes statements concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although Integrys Energy Group believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that such statements will prove correct.

Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of Integrys Energy Group's Annual Report on Form 10-K for the year ended December 31, 2013, as may be amended or supplemented in Part II, Item 1A of subsequently filed Quarterly Reports on Form 10-Q, and those identified below.

- The timing and resolution of rate cases and related negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting the regulated businesses;
- Federal and state legislative and regulatory changes, including deregulation and restructuring of the electric and natural gas utility industries, financial reform, health care reform, energy efficiency mandates, reliability standards, pipeline integrity and safety standards, and changes in tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject;
- The possibility that the proposed merger with Wisconsin Energy Corporation does not close (including, but not limited to, due to the failure to satisfy the closing conditions), disruption from the proposed merger making it more difficult to maintain Integrys Energy Group's business and operational relationships, and the risk that unexpected costs will be incurred during this process;
- The risk that Integrys Energy Group may not complete the sales of Integrys Energy Services and Upper Peninsula Power Company;
- The risk of terrorism or cyber security attacks, including the associated costs to protect assets and respond to such events;
- The risk of failure to maintain the security of personally identifiable information, including the associated costs to notify affected persons and to mitigate their information security concerns;
- Federal and state legislative and regulatory changes relating to the environment, including climate change and other environmental regulations impacting generation facilities and renewable energy standards;
- Costs and effects of litigation and administrative proceedings, settlements, investigations, and claims;
- The ability to retain market-based rate authority;
- The effects, extent, and timing of competition or additional regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- Changes in credit ratings and interest rates caused by volatility in the financial markets and actions of rating agencies and their impact on Integrys Energy Group's and its subsidiaries' liquidity and financing efforts;
- The risk of financial loss, including increases in bad debt expense, associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- The effects of political developments, as well as changes in economic conditions and the related impact on customer energy use, customer growth, and the ability to adequately forecast energy use for Integrys Energy Group's customers;
- The ability to use tax credit and loss carryforwards;
- The investment performance of employee benefit plan assets and related actuarial assumptions, which impact future funding requirements;
- The risk associated with the value of goodwill or other intangible assets and their possible impairment;
- The timely completion of capital projects within estimates, as well as the recovery of those costs through established mechanisms;
- Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed timely or within budgets (such as the proposed merger with Wisconsin Energy and the pending sales of Integrys Energy Services and Upper Peninsula Power);
- The risks associated with changing commodity prices, particularly natural gas and electricity, and the available sources of fuel, natural gas, and purchased power, including their impact on margins, working capital, and liquidity requirements;
- Changes in technology, particularly with respect to new, developing, or alternative sources of generation;
- Unusual weather and other natural phenomena, including related economic, operational, and/or other ancillary effects of any such events;
- The impact of unplanned facility outages;
- The financial performance of American Transmission Company and its corresponding contribution to Integrys Energy Group's earnings;
- The timing and outcome of any audits, disputes, and other proceedings related to taxes;

- The effectiveness of risk management strategies, the use of financial and derivative instruments, and the related recovery of these costs from customers in rates;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in reports Integrys Energy Group files with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified energy holding company with regulated natural gas and electric utility operations (serving customers in Illinois, Michigan, Minnesota, and Wisconsin), an approximate 34% equity ownership interest in American Transmission Company (a federally regulated electric transmission company operating primarily in Wisconsin, Michigan, Minnesota, and Illinois), and nonregulated energy operations.

More information is available at www.integrysgroup.com.

Connect With Us:

@TEGinvestors on

– Unaudited Financial Statements to Follow –

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended June 30		Six Months Ended June 30	
(Millions, except per share data)	2014	2013	2014	2013
Utility revenues	$ 806.1	$ 694.4	$ 2,422.8	$ 1,818.2
Nonregulated revenues	626.5	421.6	1,934.7	976.0
Total revenues	1,432.6	1,116.0	4,357.5	2,794.2
Utility cost of fuel, natural gas, and purchased power	383.0	296.0	1,343.2	861.1
Nonregulated cost of sales	576.5	447.9	1,824.0	884.7
Operating and maintenance expense	334.3	288.7	698.9	583.8
Goodwill impairment loss	6.7	—	6.7	—
Merger transaction costs	5.9	—	5.9	—
Transaction costs related to pending sale of Upper Peninsula Power Company	0.9	—	0.9	—
Transaction costs related to pending sale of Integrys Energy Services retail energy business	0.8	—	0.8	—
Depreciation and amortization expense	72.9	65.5	144.2	126.4
Taxes other than income taxes	25.5	24.8	53.6	52.0
Operating income (loss)	26.1	(6.9)	279.3	286.2
Earnings from equity method investments	23.9	22.8	46.8	45.1
Miscellaneous income	5.0	5.5	11.0	11.2
Interest expense	38.7	28.6	77.8	57.9
Other expense	(9.8)	(0.3)	(20.0)	(1.6)
Income (loss) before taxes	16.3	(7.2)	259.3	284.6
Provision (benefit) for income taxes	8.2	(3.3)	98.0	106.3
Net income (loss) from continuing operations	8.1	(3.9)	161.3	178.3
Discontinued operations, net of tax	(0.1)	(0.8)	(0.2)	5.3
Net income (loss)	8.0	(4.7)	161.1	183.6
Preferred stock dividends of subsidiary	(0.8)	(0.8)	(1.6)	(1.6)
Noncontrolling interest in subsidiaries	—	0.1	0.1	0.1
Net income (loss) attributed to common shareholders	$ 7.2	$ (5.4)	$ 159.6	$ 182.1
Average shares of common stock				
Basic	80.2	79.4	80.2	79.0
Diluted	80.5	79.4	80.5	79.7
Earnings (loss) per common share (basic)				
Net income (loss) from continuing operations	$ 0.09	$ (0.06)	$ 1.99	$ 2.24
Discontinued operations, net of tax	—	(0.01)	—	0.07
Earnings (loss) per common share (basic)	$ 0.09	$ (0.07)	$ 1.99	$ 2.31
Earnings (loss) per common share (diluted)				
Net income (loss) from continuing operations	$ 0.09	$ (0.06)	$ 1.98	$ 2.22
Discontinued operations, net of tax	—	(0.01)	—	0.07
Earnings (loss) per common share (diluted)	$ 0.09	$ (0.07)	$ 1.98	$ 2.29
Dividends per common share declared	$ 0.68	$ 0.68	$ 1.36	$ 1.36

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)	Three Months Ended June 30		Six Months Ended June 30	
(Millions)	**2014**	**2013**	**2014**	**2013**
Net income (loss)	**$ 8.0**	$ (4.7)	**$ 161.1**	$ 183.6
Other comprehensive income, net of tax:				
Cash flow hedges				
Unrealized net gains arising during period, net of tax of an insignificant amount for all periods presented	—	0.6	—	0.7
Reclassification of net losses (gains) to net income, net of tax of $ – million, $0.9 million, $0.9 million, and $1.5 million, respectively	**0.2**	1.5	**(0.4)**	2.4
Cash flow hedges, net	**0.2**	2.1	**(0.4)**	3.1
Defined benefit plans				
Pension and other postretirement benefit costs arising during period, net of tax of an insignificant amount for all periods presented	—	—	**(0.1)**	—
Amortization of pension and other postretirement benefit costs included in net periodic benefit cost, net of tax of $0.2 million, $0.4 million, $0.5 million, and $0.8 million, respectively	**0.5**	0.6	**0.8**	1.2
Defined benefit plans, net	**0.5**	0.6	**0.7**	1.2
Other comprehensive income, net of tax	**0.7**	2.7	**0.3**	4.3
Comprehensive income (loss)	**8.7**	(2.0)	**161.4**	187.9
Preferred stock dividends of subsidiary	**(0.8)**	(0.8)	**(1.6)**	(1.6)
Noncontrolling interest in subsidiaries	—	0.1	**0.1**	0.1
Comprehensive income (loss) attributed to common shareholders	**$ 7.9**	$ (2.7)	**$ 159.9**	$ 186.4

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	June 30	December 31
(Millions, except share and per share data)	**2014**	**2013**
Assets		
Cash and cash equivalents	$ **45.0**	$ 22.3
Accounts receivable and accrued unbilled revenues, net of reserves of $66.6 and $49.4, respectively	**925.6**	1,037.0
Inventories	**223.8**	253.1
Assets from risk management activities	**253.4**	239.5
Regulatory assets	**119.4**	127.4
Assets held for sale	**290.4**	272.6
Deferred income taxes	**35.9**	31.4
Prepaid taxes	**72.7**	146.9
Other current assets	**72.2**	87.4
Current assets	**2,038.4**	2,217.6
Property, plant, and equipment, net of accumulated depreciation of $3,325.0 and $3,236.9, respectively	**6,444.5**	6,216.7
Regulatory assets	**1,337.5**	1,361.4
Assets from risk management activities	**88.3**	75.4
Equity method investments	**559.6**	540.9
Goodwill	**655.4**	662.1
Other long-term assets	**250.7**	169.4
Total assets	$ **11,374.4**	$ 11,243.5
Liabilities and Equity		
Short-term debt	$ **420.7**	$ 326.0
Current portion of long-term debt	**—**	100.0
Accounts payable	**599.2**	604.8
Liabilities from risk management activities	**167.9**	163.8
Accrued taxes	**53.4**	80.9
Regulatory liabilities	**126.0**	101.1
Liabilities held for sale	**43.0**	49.1
Other current liabilities	**262.1**	228.8
Current liabilities	**1,672.3**	1,654.5
Long-term debt	**2,956.2**	2,956.2
Deferred income taxes	**1,482.8**	1,390.3
Deferred investment tax credits	**60.0**	57.6
Regulatory liabilities	**437.3**	383.7
Environmental remediation liabilities	**576.3**	600.0
Pension and other postretirement benefit obligations	**118.2**	200.8
Liabilities from risk management activities	**61.1**	62.8
Asset retirement obligations	**503.4**	491.0
Other long-term liabilities	**147.3**	133.2
Long-term liabilities	**6,342.6**	6,275.6
Commitments and contingencies		
Common stock – $1 par value; 200,000,000 shares authorized; 79,963,091 shares issued; 79,529,584 shares outstanding	**80.0**	79.9
Additional paid-in capital	**2,654.7**	2,660.5
Retained earnings	**617.6**	567.1
Accumulated other comprehensive loss	**(22.9)**	(23.2)
Shares in deferred compensation trust	**(21.1)**	(23.0)
Total common shareholders' equity	**3,308.3**	3,261.3
Preferred stock of subsidiary – $100 par value; 1,000,000 shares authorized; 511,882 shares issued; 510,495 shares outstanding	**51.1**	51.1
Noncontrolling interest in subsidiaries	**0.1**	1.0
Total liabilities and equity	$ **11,374.4**	$ 11,243.5

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Six Months Ended June 30	
(Millions)	2014	2013
Operating Activities		
Net income	$ 161.1	$ 183.6
Adjustments to reconcile net income to net cash provided by operating activities		
Discontinued operations, net of tax	0.2	(5.3)
Goodwill impairment loss	6.7	—
Depreciation and amortization expense	144.2	126.4
Recoveries and refunds of regulatory assets and liabilities	59.1	28.8
Net unrealized (gains) losses on energy contracts	(24.8)	0.3
Bad debt expense	30.8	14.4
Pension and other postretirement expense	11.9	31.8
Pension and other postretirement contributions	(69.5)	(64.2)
Deferred income taxes and investment tax credits	83.1	144.0
Equity income, net of dividends	(9.5)	(9.6)
Termination of tolling agreement with Fox Energy Company LLC	—	(50.0)
Other	12.8	13.3
Changes in working capital		
Collateral on deposit	(1.5)	(19.6)
Accounts receivable and accrued unbilled revenues	89.0	19.8
Inventories	29.7	69.8
Other current assets	41.0	(54.0)
Accounts payable	(16.2)	41.3
Temporary LIFO liquidation credit	57.9	33.4
Other current liabilities	(20.0)	(56.2)
Net cash provided by operating activities	**586.0**	**448.0**
Investing Activities		
Capital expenditures	(348.6)	(300.1)
Capital contributions to equity method investments	(10.2)	(6.8)
Rabbi trust funding related to potential change in control	(65.0)	—
Acquisition of Fox Energy Company LLC	—	(391.6)
Acquisitions at Integrys Energy Services	—	(12.4)
Grant received related to Crane Creek wind project	—	69.0
Other	(6.0)	(2.5)
Net cash used for investing activities	**(429.8)**	**(644.4)**
Financing Activities		
Short-term debt, net	94.7	150.8
Borrowing on term credit facility	—	200.0
Issuance of long-term debt	—	104.0
Repayment of long-term debt	(100.0)	(187.0)
Proceeds from stock option exercises	11.9	31.2
Shares purchased for stock-based compensation	(28.7)	(2.0)
Payment of dividends		
Preferred stock of subsidiary	(1.6)	(1.6)
Common stock	(108.2)	(100.7)
Other	(8.2)	(7.4)
Net cash (used for) provided by financing activities	**(140.1)**	**187.3**
Change in cash and cash equivalents - continuing operations	**16.1**	**(9.1)**
Change in cash and cash equivalents - discontinued operations		
Net cash provided by operating activities	6.6	0.3
Net cash provided by investing activities	—	1.6
Net change in cash and cash equivalents	**22.7**	**(7.2)**
Cash and cash equivalents at beginning of period	22.3	27.4
Cash and cash equivalents at end of period	**$ 45.0**	**$ 20.2**

Integrys Energy Group, Inc.

Diluted Earnings Per Share – Adjusted
and Weather Impacts

Diluted Earnings Per Share Information (Non-GAAP Information)

We prepare financial statements in accordance with accounting principles generally accepted in the United States (GAAP). In addition, we disclose and discuss diluted earnings per share (EPS) – adjusted and adjusted earnings (loss), which are non-GAAP measures. Management uses these measures in its internal performance reporting and for reports to the Board of Directors. We disclose these measures in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted and adjusted earnings (loss) are useful measures for providing investors with additional insight into our operating performance. These measures allow investors to better compare our financial results from period to period, as they eliminate the effects of certain items that are not comparable. This additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP. Tax impacts are calculated using the applicable combined federal and state statutory rate modified for any attributable permanent tax effect and/or tax credit.

	Three Months Ended June 30		Six Months Ended June 30	
	2014	2013	2014	2013
Diluted EPS	$ 0.09	$ (0.07)	$ 1.98	$ 2.29
Special Items (net of taxes):				
Net noncash (gains) losses related to derivative and inventory accounting activities	**(0.03)**	0.51	**(0.18)**	(0.02)
Goodwill impairment loss	**0.08**	—	**0.08**	—
Merger transaction costs	**0.05**	—	**0.05**	—
Transaction costs related to pending sale of Upper Peninsula Power Company	**0.01**	—	**0.01**	—
Transaction costs related to pending sale of Integrys Energy Services retail energy business	**—**	—	**—**	—
Discontinued operations	**—**	0.01	**—**	(0.07)
Diluted EPS – adjusted	$ 0.20	$ 0.45	$ 1.94	$ 2.20
Average Shares of Common Stock – Diluted *(in millions)*	**80.5**	79.4	**80.5**	79.7

Weather Impacts (Compared to Normal, Net of Decoupling)

Dollar Impacts, net of taxes *(Millions)*	Three Months Ended June 30		Six Months Ended June 30	
	2014	2013	2014	2013
Natural Gas Utility Segment	$ 0.8	$ 0.1	$ 8.2	$ 0.7
Electric Utility Segment	(0.5)	—	5.2	—
Integrys Energy Services – Core	—	(1.8)	(2.8)	(1.6)
Reversal of the full calendar year 2012 reserves related to decoupling mechanisms at Peoples Gas and North Shore Gas	—	—	—	9.9
Total	$ 0.3	$ (1.7)	$ 10.6	$ 9.0

Diluted EPS Impacts, net of taxes	Three Months Ended June 30		Six Months Ended June 30	
	2014	2013	2014	2013
Natural Gas Utility Segment	$ 0.01	$ —	$ 0.10	$ 0.01
Electric Utility Segment	(0.01)	—	0.06	—
Integrys Energy Services – Core	—	(0.02)	(0.03)	(0.02)
Reversal of the full calendar year 2012 reserves related to decoupling mechanisms at Peoples Gas and North Shore Gas	—	—	—	0.12
Total	$ —	$ (0.02)	$ 0.13	$ 0.11

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Net income (loss) attributed to common shareholders is adjusted by reportable segment for the financial impact of special items for the three months ended June 30, 2014 and 2013.

June 30, 2014 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$ (10.6)	$ 17.1	$ 13.8	$ 2.7	$ (4.3)	$ (11.5)	$ 7.2
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities	(0.1)	—	—	—	(2.5)	—	(2.6)
Goodwill impairment loss	—	—	—	—	6.7	—	6.7
Merger transaction costs	—	—	—	—	—	4.1	4.1
Transaction costs related to pending sale of Upper Peninsula Power Company	—	—	—	—	—	0.5	0.5
Transaction costs related to pending sale of Integrys Energy Services retail energy business	—	—	—	—	—	0.5	0.5
Discontinued operations	—	—	—	—	0.1	—	0.1
Adjusted earnings (loss)	$ (10.7)	$ 17.1	$ 13.8	$ 2.7	$ —	$ (6.4)	$ 16.5

June 30, 2013 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$ 1.5	$ 23.7	$ 13.6	$ (1.0)	$ (40.8)	$ (2.4)	$ (5.4)
Special Items (net of taxes)							
Net noncash losses related to derivative and inventory accounting activities	0.2	—	—	—	40.1	—	40.3
Discontinued operations	—	—	—	—	0.7	0.1	0.8
Adjusted earnings (loss)	$ 1.7	$ 23.7	$ 13.6	$ (1.0)	$ —	$ (2.3)	$ 35.7

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Diluted earnings per share is adjusted by reportable segment for the financial impact of special items on diluted earnings per share for the three months ended June 30, 2014 and 2013.

June 30, 2014	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services Core	Integrys Energy Services Other	Holding Company and Other	Integrys Energy Group Consolidated
Diluted EPS	$ (0.13)	$ 0.21	$ 0.17	$ 0.03	$ (0.05)	$ (0.14)	$ 0.09
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities	—	—	—	—	(0.03)	—	(0.03)
Goodwill impairment loss	—	—	—	—	0.08	—	0.08
Merger transaction costs	—	—	—	—	—	0.05	0.05
Transaction costs related to pending sale of Upper Peninsula Power Company	—	—	—	—	—	0.01	0.01
Transaction costs related to pending sale of Integrys Energy Services retail energy business	—	—	—	—	—	—	—
Discontinued operations	—	—	—	—	—	—	—
Diluted EPS – adjusted	$ (0.13)	$ 0.21	$ 0.17	$ 0.03	$ —	$ (0.08)	$ 0.20

June 30, 2013	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services Core	Integrys Energy Services Other	Holding Company and Other	Integrys Energy Group Consolidated
Diluted EPS	$ 0.02	$ 0.30	$ 0.17	$ (0.01)	$ (0.52)	$ (0.03)	$ (0.07)
Special Items (net of taxes)							
Net noncash losses related to derivative and inventory accounting activities	—	—	—	—	0.51	—	0.51
Discontinued operations	—	—	—	—	0.01	—	0.01
Diluted EPS – adjusted	$ 0.02	$ 0.30	$ 0.17	$ (0.01)	$ —	$ (0.03)	$ 0.45

11

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Net income (loss) attributed to common shareholders is adjusted by reportable segment for the financial impact of special items for the six months ended June 30, 2014 and 2013.

June 30, 2014 *(Millions)*	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$ 88.5	$ 48.2	$ 27.5	$ 0.8	$ 8.4	$ (13.8)	$ 159.6
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities	(0.1)	—	—	—	(15.3)	—	(15.4)
Goodwill impairment loss	—	—	—	—	6.7	—	6.7
Merger transaction costs	—	—	—	—	—	4.1	4.1
Transaction costs related to pending sale of Upper Peninsula Power Company	—	—	—	—	—	0.5	0.5
Transaction costs related to pending sale of Integrys Energy Services retail energy business	—	—	—	—	—	0.5	0.5
Discontinued operations	—	—	—	—	0.2	—	0.2
Adjusted earnings (loss)	$ 88.4	$ 48.2	$ 27.5	$ 0.8	$ —	$ (8.7)	$ 156.2

June 30, 2013 *(Millions)*	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$ 91.2	$ 52.3	$ 27.0	$ 8.9	$ 0.7	$ 2.0	$ 182.1
Special Items (net of taxes)							
Net noncash losses (gains) related to derivative and inventory accounting activities	0.1	—	—	—	(1.3)	—	(1.2)
Discontinued operations	—	—	—	—	0.6	(5.9)	(5.3)
Adjusted earnings (loss)	$ 91.3	$ 52.3	$ 27.0	$ 8.9	$ —	$ (3.9)	$ 175.6

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Diluted earnings per share is adjusted by reportable segment for the financial impact of special items on diluted earnings per share for the six months ended June 30, 2014 and 2013.

June 30, 2014	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$ 1.10	$ 0.60	$ 0.34	$ 0.01	$ 0.10	$ (0.17)	$ 1.98
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities	—	—	—	—	(0.18)	—	(0.18)
Goodwill impairment loss	—	—	—	—	0.08	—	0.08
Merger transaction costs	—	—	—	—	—	0.05	0.05
Transaction costs related to pending sale of Upper Peninsula Power Company	—	—	—	—	—	0.01	0.01
Transaction costs related to pending sale of Integrys Energy Services retail energy business	—	—	—	—	—	—	—
Discontinued operations	—	—	—	—	—	—	—
Diluted EPS – adjusted	**$ 1.10**	**$ 0.60**	**$ 0.34**	**$ 0.01**	**$ —**	**$ (0.11)**	**$ 1.94**

June 30, 2013	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$ 1.14	$ 0.66	$ 0.34	$ 0.11	$ 0.01	$ 0.03	$ 2.29
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities	—	—	—	—	(0.02)	—	(0.02)
Discontinued operations	—	—	—	—	0.01	(0.08)	(0.07)
Diluted EPS – adjusted	**$ 1.14**	**$ 0.66**	**$ 0.34**	**$ 0.11**	**$ —**	**$ (0.05)**	**$ 2.20**

Integrys Energy Group, Inc.
Key Variances in Non-GAAP Adjusted Earnings - By Segment (*in Millions*)
Three Months Ended June 30, 2014

Reporting Segment	Second Quarter 2013 Adjusted Earnings / Loss	Weather, Net of Decoupling	Utility Rate Impacts / Other Nonregulated Margins	Operating Expense Impacts	Tax Impacts / Other [1]	Second Quarter 2014 Adjusted Earnings / Loss
Natural Gas Utility	$ 1.7	$ 0.6	$ 4.3	$ (16.6) [2]	$ (0.7)	$ (10.7)
Electric Utility	23.7	(0.5)	6.3	(7.8) [3]	(4.6)	17.1
Electric Transmission Investment	13.6	—	—	—	0.2	13.8
Integrys Energy Services	(1.0)	1.8	0.3	(1.7)	3.3	2.7
Holding Company and Other	(2.3)	—	1.1	(0.1)	(5.1)	(6.4)
Total	$ 35.7	$ 1.9	$ 12.0	$ (26.2)	$ (6.9)	$ 16.5

Note: All amounts are shown net of tax. Certain variances have been adjusted to exclude amounts that have no impact on net income, including certain utility riders.

[1] Includes the impact of variances in weather-normalized sales volumes on utility margins, changes in interest expense, and other miscellaneous items

[2] Driven by an increase in natural gas distribution costs at Peoples Gas as well as an increase in depreciation and amortization expense

[3] Driven by increased maintenance costs at Wisconsin Public Service's Fox Energy Center and Weston 4 generation plant

Integrys Energy Group, Inc.
Key Variances in Non-GAAP Adjusted Earnings - By Segment (*in Millions*)
Six Months Ended June 30, 2014

Reporting Segment	Year to Date 2013 Adjusted Earnings / Loss		Weather, Net of Decoupling		Decoupling Reserve Reversal [2]		Utility Rate Impacts / Other Nonregulated Margins		Operating Expense Impacts		Tax Impacts / Other [1]		Year to Date 2014 Adjusted Earnings / Loss	
Natural Gas Utility	$	91.3	$	7.4	$	(9.9)	$	18.9	$	(29.1) [3]	$	9.8	$	88.4
Electric Utility		52.3		5.2		—		15.8 [4]		(18.6) [5]		(6.5)		48.2
Electric Transmission Investment		27.0		—		—		—		—		0.5		27.5
Integrys Energy Services		8.9		(1.2)		—		(2.7)		(4.1)		(0.1)		0.8
Holding Company and Other		(3.9)		—		—		2.8		0.1		(7.7)		(8.7)
Total	$	175.6	$	11.4	$	(9.9)	$	34.8	$	(51.7)	$	(4.0)	$	156.2

Note: All amounts are shown net of tax. Certain variances have been adjusted to exclude amounts that have no impact on net income, including certain utility riders.

[1] Includes the impact of variances in weather-normalized sales volumes on utility margins, changes in interest expense, and other miscellaneous items
[2] In the first quarter of 2013, Peoples Gas and North Shore Gas reversed reserves that had been recorded in 2012 against decoupling amounts
[3] Driven by an increase in natural gas distribution costs at Peoples Gas as well as an increase in depreciation and amortization expense
[4] Includes the impact of the purchase of the Fox Energy Center
[5] Driven by increased maintenance costs at Wisconsin Public Service's Pulliam generation plant, Fox Energy Center, and Weston 4 generation plant

Integrys Energy Group, Inc.

Diluted Earnings Per Share Guidance Information

Diluted EPS Guidance	Potential 2014	
	Low Scenario	High Scenario
Regulated natural gas utility segment	$ 1.34	$ 1.40
Regulated electric utility segment	1.37	1.43
Electric transmission investment segment	0.69	0.69
Integrys Energy Services		
Core	0.18	0.20
Other	(0.08)	(0.08)
Holding company and other segment	0.27	0.27
Integrys Energy Group Consolidated Diluted EPS	**$ 3.77**	**$ 3.91**
Average Shares of Common Stock – Diluted (in millions)	**80.7**	**80.7**

Information on Special Items:
Diluted EPS guidance is adjusted for special items and their financial impact on the diluted EPS guidance for 2014.

Integrys Energy Group Consolidated Diluted EPS	**$ 3.77**	**$ 3.91**
Special Items (net of taxes)		
Holding company and other segment		
Gain on sale of Upper Peninsula Power Company	(0.60)	(0.60)
Merger and other transaction costs	0.08	0.08
Integrys Energy Services - Other		
Goodwill impairment loss	0.08	0.08
Integrys Energy Group Consolidated Diluted EPS – Adjusted	**$ 3.33**	**$ 3.47**
Average Shares of Common Stock – Diluted (in millions)	**80.7**	**80.7**

Key Assumptions for 2014:

- Availability of generation units
- Normal weather conditions for the rest of the year
- Ownership of Integrys Energy Services' retail energy business through December 31, 2014
- Not estimating the impact of derivative and inventory fair value accounting activities

Integrys Energy Group, Inc.

Supplemental Quarterly Financial Highlights

(Millions, except per share amounts)

		2013					2014		
		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	Year-to-Date
Regulated Natural Gas Utility Segment									
Revenues	$	793.9 $	369.9 $	257.2 $	684.0 $	2,105.0	$ 1,272.0 $	496.3 $	1,768.3
year-over-year change		19.3%	45.8 %	16.9 %	28.4 %	25.9 %	60.2 %	34.2 %	51.9 %
Purchased natural gas costs		424.1	167.5	93.8	360.8	1,046.2	830.4	273.2	1,103.6
Margins	$	369.8 $	202.4 $	163.4 $	323.2 $	1,058.8	$ 441.6 $	223.1 $	664.7
year-over-year change		15.9%	25.7 %	10.3 %	20.3 %	18.0 %	19.4 %	10.2 %	16.2 %
margins/revenues		46.6%	54.7 %	63.5 %	47.3 %	50.3 %	34.7 %	45.0 %	37.6 %
Operating and maintenance expense		162.1	147.9	144.9	177.8	632.7	215.4	181.4	396.8
Depreciation and amortization expense		32.2	32.3	35.6	35.9	136.0	36.4	36.9	73.3
Taxes other than income taxes		9.9	9.5	9.6	9.2	38.2	10.8	9.0	19.8
Operating income (loss)		165.6	12.7	(26.7)	100.3	251.9	179.0	(4.2)	174.8
year-over-year change		16.6%	N/M*	93.5 %	23.5 %	24.6 %	8.1 %	N/M*	(2.0)%
Net income (loss) attributed to common shareholders	$	89.7 $	1.5 $	(19.6) $	51.8 $	123.4	$ 99.1 $	(10.6) $	88.5
Total throughput in therms		1,695.6	711.9	454.4	1,313.8	4,175.7	2,006.8	698.0	2,704.8
year-over-year change		23.6%	18.3 %	(1.7)%	16.1 %	17.0 %	18.4 %	(2.0)%	12.3 %
Retail throughput in therms									
Residential		775.9	243.0	89.2	555.5	1,663.6	927.2	222.4	1,149.6
Commercial and industrial		236.8	78.9	43.2	175.9	534.8	301.4	76.9	378.3
Other		20.0	10.8	14.6	28.6	74.0	23.9	9.7	33.6
Total retail throughput in therms		1,032.7	332.7	147.0	760.0	2,272.4	1,252.5	309.0	1,561.5
Transport throughput in therms									
Residential		111.3	39.1	16.4	85.9	252.7	135.4	37.4	172.8
Commercial and industrial		551.6	340.1	291.0	467.9	1,650.6	618.9	351.6	970.5
Total transport throughput in therms		662.9	379.2	307.4	553.8	1,903.3	754.3	389.0	1,143.3
Regulated Electric Utility Segment									
Revenues	$	331.8 $	327.0 $	354.0 $	319.3 $	1,332.1	$ 349.2 $	312.6 $	661.8
year-over-year change		8.1%	4.9 %	(3.5)%	2.4 %	2.7 %	5.2 %	(4.4)%	0.5 %
Fuel and purchased power costs		143.2	131.3	133.6	128.8	536.9	136.7	112.8	249.5
Margins	$	188.6 $	195.7 $	220.4 $	190.5 $	795.2	$ 212.5 $	199.8 $	412.3
year-over-year change		5.1%	11.0 %	7.0 %	9.7 %	8.1 %	12.7 %	2.1 %	7.3 %
margins/revenues		56.8%	59.8 %	62.3 %	59.7 %	59.7 %	60.9 %	63.9 %	62.3 %
Operating and maintenance expense		101.4	111.5	110.6	116.7	440.2	116.0	122.6	238.6
Depreciation and amortization expense		21.5	25.8	25.7	25.6	98.6	25.6	26.3	51.9
Taxes other than income taxes		12.8	12.1	12.1	12.1	49.1	12.8	12.8	25.6
Operating income		52.9	46.3	72.0	36.1	207.3	58.1	38.1	96.2
year-over-year change		19.4%	8.4 %	(4.4)%	17.2 %	7.4 %	9.8 %	(17.7)%	(3.0)%
Net income attributed to common shareholders	$	28.6 $	23.7 $	40.3 $	18.3 $	110.9	$ 31.1 $	17.1 $	48.2
Sales in kilowatt-hours		3,953.1	3,942.1	4,181.0	3,924.9	16,001.1	3,671.6	3,506.2	7,177.8
year-over-year change		4.1%	(0.2)%	(9.9)%	(0.5)%	(2.0)%	(7.1)%	(11.1)%	(9.1)%
Residential		823.8	692.6	837.8	778.1	3,132.3	898.3	687.2	1,585.5
Commercial and industrial		2,072.0	2,103.7	2,242.8	2,085.5	8,504.0	2,077.9	2,089.7	4,167.6
Wholesale		1,046.6	1,138.1	1,092.4	1,050.1	4,327.2	684.8	721.7	1,406.5
Other		10.7	7.7	8.0	11.2	37.6	10.6	7.6	18.2
Electric Transmission Investment Segment									
American Transmission Company (ATC)									
Equity contributions to ATC	$	1.7 $	5.1 $	3.4 $	3.5 $	13.7	$ 5.1 $	5.1 $	10.2
After-tax equity earnings recognized from ATC investment		13.4	13.6	13.7	13.2	53.9	13.7	13.8	27.5

Notes:

* Not meaningful

Integrys Energy Group, Inc.

Supplemental Quarterly Financial Highlights

(Millions, except Integrys Energy Services' sales volumes)

	2013					2014		
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	Year-to-Date
Nonregulated Segment - Integrys Energy Services								
Revenues	$ 545.7	$ 412.9	$ 513.0	$ 695.9	$ 2,167.5	$ 1,292.2	$ 600.4	$ 1,892.6
Cost of sales	430.7	443.7	469.3	567.1	1,910.8	1,234.8	556.8	1,791.6
Margins	$ 115.0	$ (30.8)	$ 43.7	$ 128.8	$ 256.7	$ 57.4	$ 43.6	$ 101.0
Margin Detail:								
Electric and renewable energy asset margins	89.6	(33.2)	38.3	107.4	202.1	29.7 [1]	35.4 [1]	65.1
Natural gas margins	25.4	2.4 [2]	5.4 [2]	21.4 [2]	54.6	27.7 [2]	8.2 [2]	35.9
Margins	115.0	(30.8)	43.7	128.8	256.7	57.4	43.6	101.0
Retail Electric Realized Unit Margins	$ 5.53	$ 5.50	$ 2.53	$ 4.43	$ 4.34	$ 1.54	$ 4.94	$ 3.16
Retail Natural Gas Realized Unit Margins	$ 0.37	$ 0.16	$ 0.17	$ 0.26	$ 0.25	$ 0.31	$ 0.19	$ 0.27
Operating and maintenance expense	32.8	30.1	27.5	32.0	122.4	36.4	32.2	68.6
Depreciation and amortization expense	2.7	2.8	2.9	3.0	11.4	2.9	3.0	5.9
Goodwill impairment loss	—	—	—	—	—	—	6.7	6.7
Taxes other than income taxes	1.0	1.0	0.6	0.7	3.3	1.2	1.5	2.7
Operating income (loss)	78.5	(64.7)	12.7	93.1	119.6	16.9	0.2	17.1
Discontinued operations, net of tax	0.1	(0.7)	(0.6)	0.1	(1.1)	(0.1)	(0.1)	(0.2)
Net income (loss) attributed to common shareholders	$ 51.4	$ (41.8)	$ 11.7	$ 57.0	$ 78.3	$ 10.8	$ (1.6)	$ 9.2
Physically settled volumes								
Retail electric sales volumes in million kilowatt-hours	4,318.2	4,838.1	6,291.0	5,887.1	21,334.4	6,356.9	5,748.7	12,105.6
Wholesale assets and distributed solar electric sales volumes in million kilowatt-hours	18.0	15.7	17.4	12.9	64.0	14.1	17.8	31.9
Retail natural gas sales volumes in billion cubic feet	50.7	37.1	34.8	61.0	183.6	87.6	44.6	132.2
Nonregulated Segment - Holding Company and Other								
Net income (loss) attributed to common shareholders	$ 4.4	$ (2.4)	$ (8.0)	$ (8.7)	$ (14.7)	$ (2.3)	$ (11.5)	$ (13.8)

Notes:

[1] These amounts include negative margins of $0.4 million and $0.2 million for the first and second quarters of 2014, respectively, related to purchase accounting adjustments resulting from acquisitions.

[2] These amounts include negative margins of $1.3 million, $1.3 million, and $2.0 million for the second, third, and fourth quarters of 2013, respectively, and $2.6 million and $1.5 million for the first and second quarters of 2014, respectively, related to purchase accounting adjustments resulting from acquisitions.

Integrys Energy Group, Inc.

Supplemental Quarterly Financial Highlights

	2013					2014		
	1st Qtr	**2nd Qtr**	**3rd Qtr**	**4th Qtr**	**Year Ended**	**1st Qtr**	**2nd Qtr**	**Year-to-Date**
Weather information:								
Heating and Cooling Degree Days - WPS								
Heating Degree Days - Actual	3,803	1,107	216	2,925	8,051	4,515	1,020	5,535
period-over-period change	*32.8 %*	*48.0 %*	*(14.3)%*	*17.4 %*	*26.7 %*	*18.7 %*	*(7.9)%*	*12.7 %*
compared with normal	*4.4 %*	*13.2 %*	*— %*	*11.9 %*	*8.0 %*	*23.8 %*	*4.6 %*	*19.8 %*
Heating Degree Days - Normal	3,643	978	216	2,615	7,452	3,646	975	4,621
Cooling Degree Days - Actual	—	131	396	2	529	—	109	109
period-over-period change	*(100.0)%*	*(50.4)%*	*(23.0)%*	*N/M **	*(33.0)%*	*N/M **	*(16.8)%*	*(16.8)%*
compared with normal	*(100.0)%*	*(3.7)%*	*9.7 %*	*(60.0)%*	*5.2 %*	*(100.0)%*	*(22.1)%*	*(22.7)%*
Cooling Degree Days - Normal	1	136	361	5	503	1	140	141
Heating and Cooling Degree Days - UPPCO								
Heating Degree Days - Actual	4,087	1,629	473	3,307	9,496	4,884	1,514	6,398
period-over-period change	*24.5 %*	*37.8 %*	*9.0 %*	*16.0 %*	*22.5 %*	*19.5 %*	*(7.1)%*	*11.9 %*
compared with normal	*3.0 %*	*16.4 %*	*17.1 %*	*14.2 %*	*9.6 %*	*23.0 %*	*8.5 %*	*19.2 %*
Heating Degree Days - Normal	3,967	1,399	404	2,895	8,665	3,972	1,395	5,367
Cooling Degree Days - Actual	—	36	194	—	230	—	54	54
period-over-period change	*N/M **	*(63.6)%*	*(17.8)%*	*N/M **	*(31.3)%*	*N/M **	*50.0 %*	*50.0 %*
compared with normal	*N/M **	*(34.5)%*	*10.2 %*	*(100.0)%*	*(0.9)%*	*N/M **	*(5.3)%*	*(5.3)%*
Cooling Degree Days - Normal	—	55	176	1	232	—	57	57
Heating Degree Days - MGU								
Heating Degree Days - Actual	3,150	788	154	2,372	6,464	3,915	804	4,719
period-over-period change	*27.4 %*	*19.6 %*	*(13.5)%*	*15.1 %*	*20.4 %*	*24.3 %*	*2.0 %*	*19.8 %*
compared with normal	*3.2 %*	*4.6 %*	*18.5 %*	*10.6 %*	*6.4 %*	*26.3 %*	*5.5 %*	*22.2 %*
Heating Degree Days - Normal	3,051	753	130	2,144	6,078	3,099	762	3,861
Heating Degree Days - MERC								
Heating Degree Days - Actual	4,081	1,220	174	3,290	8,765	4,701	1,070	5,771
period-over-period change	*32.4 %*	*68.7 %*	*(23.0)%*	*17.4 %*	*28.3 %*	*15.2 %*	*(12.3)%*	*8.9 %*
compared with normal	*3.8 %*	*27.0 %*	*(29.8)%*	*13.4 %*	*9.0 %*	*19.7 %*	*10.9 %*	*18.0 %*
Heating Degree Days - Normal	3,931	961	248	2,900	8,040	3,926	965	4,891
Heating Degree Days - PGL and NSG								
Heating Degree Days - Actual	3,247	802	78	2,446	6,573	3,870	696	4,566
period-over-period change	*36.5 %*	*51.3 %*	*(29.7)%*	*21.0 %*	*30.4 %*	*19.2 %*	*(13.2)%*	*12.8 %*
compared with normal	*4.9 %*	*13.6 %*	*(9.3)%*	*14.1 %*	*9.0 %*	*25.1 %*	*(3.1)%*	*19.8 %*
Heating Degree Days - Normal	3,095	706	86	2,144	6,031	3,093	718	3,811

Notes:

* Not meaningful

Integrys Energy Group, Inc.

Supplemental Quarterly Financial Highlights

(Millions, except Integrys Energy Services' sales volumes)

Other Information:

Capital Expenditures

	2013					2014		
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	Year-to-Date
Regulated utility expenditures	$ 525.7	$ 139.9	$ 154.6	$ 164.8	$ 985.0	$ 123.9	$ 151.8	$ 275.7
Integrys Energy Services	3.4	0.8	4.6	7.0	15.8	7.5	6.9	14.4
Other	9.5	12.4	15.4	22.7	60.0	28.2	30.3	58.5
Total Capital Expenditures	$ 538.6	$ 153.1	$ 174.6	$ 194.5	$ 1,060.8	$ 159.6	$ 189.0	$ 348.6

Nonregulated Segment - Integrys Energy Services

	Forward Contracted Volumes at 06/30/13			Forward Contracted Volumes at 06/30/14		
By Rolling Twelve Months	07/01/13 - 06/30/14	07/01/14 - 06/30/15	Post 06/30/15	07/01/14 - 06/30/15	07/01/15 - 06/30/16	Post 06/30/16
Retail natural gas sales volumes - billion cubic feet	139.4	54.3	12.1	151.7	52.4	16.8
Retail electric sales volumes - million kilowatt-hours	17,135	4,190	1,866	16,802	6,363	2,362

	07/01/13 - 12/31/13	01/01/14 - 12/31/14	Post 12/31/14	07/01/14 - 12/31/14	01/01/15 - 12/31/15	Post 12/31/15
By Calendar Year						
Retail natural gas sales volumes - billion cubic feet	76.6	92.5	36.7	82.8	98.9	39.2
Retail electric sales volumes - million kilowatt-hours	10,669	9,496	3,026	10,430	10,409	4,688

These tables represent estimated physical sales volumes related to contracts for natural gas and electric power for delivery or settlement in future periods.

Nonregulated Segment - Integrys Energy Services

	Wholesale Counterparty Credit Exposure at 06/30/13				Wholesale Counterparty Credit Exposure at 06/30/14			
Counterparty Rating	Total	< 1 Year	1 to 3 Years	> 3 Years	Total	< 1 Year	1 to 3 Years	> 3 Years
Investment grade - regulated utilities	$ 2.5	$ 2.1	$ 0.4	$ —	$ 5.2	$ 4.4	$ 0.8	$ —
Investment grade - other	2.3	1.5	0.8	—	36.0	28.1	8.0	(0.1)
Non-investment grade - regulated utilities	—	—	—	—	—	—	—	—
Non-investment grade - other	1.2	1.0	0.2	—	4.1	1.6	2.3	0.2
Non-rated - regulated utilities	0.1	0.1	—	—	0.1	0.1	—	—
Non-rated - other	9.0	6.5	2.5	—	5.4	4.7	1.4	(0.7)
Total Exposure	$ 15.1	$ 11.2	$ 3.9	$ —	$ 50.8	$ 38.9	$ 12.5	$ (0.6)

The investment and non-investment grade categories are determined by publicly available credit ratings of the counterparty or the rating of any guarantor, whichever is higher. Investment grade counterparties are those with a senior unsecured Moody's rating of Baa3 or above or a Standard & Poor's rating of BBB- or above. Exposure considers netting of accounts receivable and accounts payable where netting agreements are in place, as well as net mark-to-market exposure.